[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
        Section 30(f) of the Investment Company Act of 1940
_______________________________________________________________________________
1.  Name and Address of Reporting Person*

Scheopner     Michael     E.
-------------------------------
(Last)  (First)   (Middle)

6701 SW Hamptonshire Lane
-------------------------------
(Street)

Topeka,   KS     66614
-----------------------------
(City) (State)  (Zip)
______________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol

MNB Bancshares, Inc. (MNBB)
_______________________________________________________________________________
3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)
_______________________________________________________________________________
4. Statement for
   Month/Year
   12/2000
_____________________________________________________________________
5. If Amendment,
   Date of Original
   (Month/ Year)
_______________________________________________________________________________
6.  Relationship of Reporting Person(s) to Issuer
        (Check all applicable)

[ ]  Director           [ ] 10% Owner
[X]  Officer            [ ] Other (specify below)
    (give title below)     Executive Vice President (1)
_______________________________________________________________________________

7.  Individual or Joint/Group Filing
    (Check Applicable Line)
[ ] Form filed by One Reporting Person
[ ] Form filed by more than One Reporting Person

_______________________________________________________________________________


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.                2.               3.               4.
Title of Security Transaction Date Transaction Code Securities Acquired (A)
(Instr. 3)        (Month/Day/Year) (Instr. 8)       or Disposed of (D)
                                                    (Instr. 3, 4 and 5)
                                                    (A) or
                                     Amount         (D)     Price

Common Stock      8/14/00 (2)        J (2)         793      A
Common Stock      8/14/00 (2)        J (2)          34      A
Common Stock      4/00 (3)           J (3)         871.07   A

5. Amount of Securities  6. Ownership Form:          7. Nature of
   Beneficially Owned       Direct (D) or Indirect      of Indirect
   At End of Issuer's       Indirect (I)                Beneficial
   Fiscal Year              (Instr. 4)                  Ownership
                            (Instr. 3 and 4)            (Instr. 4)
   16,669                 D
      728                 I                            IRA
    2,738.76              I                            ESOP

(Over)

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
SEC 2270 (7-96
________________________________________________________________________________
FORM 5 (continued)



Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva- 2. Conver- 3. Transaction 4. Transaction 5.  Number of
   tive Security       sion or    Date           Code            Derivative
   (Instr. 3)          Exercise                  (Instr. 8)      Securities
                       Price of   (Month/                        Acquired (A)
                       Derivative  Day/                          or Disposed of
                       Security    Year)                         (D)Inst.3,4,5



   Stock Options to
   Purchase Shares     8.2270 (3)  8/14/00        J (2)          144
   Stock Options to
   Purchase Shares     7.9762 (3)  8/14/00        J (2)          500
   Stock Options to
   Purchase Shares     8.375       3/20/00        A (6)          10,000

6. Date Exercisable    7. Title and Amount of     8. Price of
   and Expiration Date    Underlying Securities      Derivative
   (Month/Day/Year)      (Instr. 3 and 4)            Security
                                                    (Instr. 5)
   Date Exer-    Expir-         Title   Amount or
        cisable  ation Date             Number of
                                        Shares
   (4)          5/13/07            Common
                                   Stock    144
   (6)          3/20/10            Common
                                   Stock    500
   (6)          3/20/10            Common
                                   Stock    10,000

 9. Number of Deriv-    10. Ownership of       11. Nature of
    ative Securities        Derivative             Indirect
    Beneficially            Security:              Beneficial
    Owned at End            Direct (D) or          Ownership
    of Year                 Indirect (I)          (Instr. 4)
   (Instr. 4)               (Instr. 4)
    3,039                             D
   10,500                             D
   10,000                             D

Explanation of Responses:

1. Of Issuer's wholly-owned subsidiary, Security National Bank
2. Shares received from 5% stock dividend paid August 14, 2000
3. ESOP allocations for 1999, including shares received from 5% stock dividend August 16, 1999 notification letter from administrator dated April 2000.
4. Grant of option under MNB Bancshares, Inc. 1992 Stock Option Plan approved by shareholders May 17, 1993, exercisable in annual increments of 20% years one and two, and 30% years three and four, beginning May 13, 1997, the first anniversary of the date of the grant.
5. Exercise price reflects adjustment for stock dividends and Company's two-for-one stock split 2/9/98
6. Grant of option under MNB Bancshares, Inc. 1998 Stock Incentive Plan, exercisable in annual 20% increments beginning January 18, 2001.


           /s/ Michael E. Scheopner   2/13/01
           _______________________    ______________
           **                         Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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SEC 2270 (7-96)